Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on March 8, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer for Cadbury, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and
8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional U.S.-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

8 March 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Delisting

Delisting

Kraft Foods and Cadbury announce that Cadbury Shares ceased to be admitted to trading on the London Stock Exchange and that the listing of Cadbury Shares on the Official List was cancelled, with effect from 8.00 a.m. (London time) this morning. Furthermore, effective as of opening of trading on the New York Stock Exchange today, the Cadbury ADSs have been delisted from the New York Stock Exchange.

Further information

If you have questions in relation to the Offer and you are not a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Computershare Investor Services PLC on 0870 889 3144 (from within the UK), or on
+44 870 889 3144 (from outside the UK).

If you have questions in relation to the Offer and you are a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Georgeson on +1 (212) 440-9800 (Banks and Brokers), +1 (800) 868-1391 (Toll-Free in the United States) or +1 (212) 806-6859 (from outside the United States).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Cadbury

Henry Udow	(Company Secretary)	+44 1895 615000

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the offer or what action you should take, we recommend you seek your own personal financial advice immediately from your stockbroker, bank manager, attorney, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the prospectus/offer to exchange relating to the recommended final offer dated January 29, 2010 (the “Final U.S. Offer Document”) and the related ADS Letter of Transmittal. Unless the context requires otherwise, words and expressions defined in the Final U.S. Offer Document and the related ADS Letter of Transmittal have the same meaning in this letter.

If you have sold or otherwise transferred all your Cadbury ADSs, you should send this letter and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Cadbury ADSs, you should retain these documents and consult the stockholder, bank or other agent through whom the sale or transfer was effected.

If you have recently accepted the offer and your acceptance is valid and complete in all respects, please ignore this letter and the enclosed documents.

To: Cadbury ADS holders (wherever located) who have not yet validly accepted the offer made by Kraft Foods Inc.

March 8, 2010

Dear Sir or Madam,

As we have previously informed you, Kraft Foods Inc. (“Kraft Foods”) announced on February 2, 2010 that all conditions of its recommended final offer (the “Offer”) for the entire issued and to be issued share capital of Cadbury plc (“Cadbury”) had been satisfied or waived and that the Offer had become wholly unconditional. Kraft Foods has received valid acceptances in respect of over 90% in value of the ordinary shares of 10p each of Cadbury, including those represented by Cadbury ADSs, to which the Offer relates and over 90% of the voting rights carried by those shares. Consequently, on February 15, 2010, Kraft Foods announced the commencement of the process (under Chapter 3 of Part 28 of the U.K. Companies Act 2006 (the “Act”)) to compulsorily acquire, on the terms of the Offer, the remaining Cadbury ordinary shares, including those represented by Cadbury ADSs. The holders of such Cadbury ordinary shares were sent a statutory notice regarding the compulsory acquisition on February 15, 2010. A copy of the form of that statutory notice was enclosed with our letter dated February 25, 2010 that was previously sent to you.

We are sending you this letter either (a) because you appear not to have accepted the Offer for all the Cadbury ADSs registered in your name or (b) because your acceptance was invalid.

Pursuant to the provisions of section 979 of the Act, Cadbury ordinary shares, including those represented by Cadbury ADSs, (the holders of which shares were the sent the February 15, 2010 notice) in respect of which the Offer has not been accepted (the “Outstanding Shares”) will be compulsorily acquired by Kraft Foods, on the terms referred to in the enclosed copy of the form of the statutory notice and subject to the provisions of Chapter 3 of Part 28 of the Act, on or shortly after March 30, 2010 unless, before such date, the Offer is accepted in respect of such Outstanding Shares or application is made to the Court by a shareholder and the Court sees fit, to order otherwise.

TO ACCEPT THE OFFER

You can still accept the Offer, which remains open for acceptance, rather than wait until Kraft Foods acquires the Outstanding Shares, including those represented by your Cadbury ADSs, compulsorily. If you do so promptly, you should receive your consideration sooner than you would following the compulsory acquisition procedure.

If you accept the Offer you will be entitled to receive:

for each Cadbury ADS	2,000 pence in cash and 0.7496 shares of Kraft Foods common stock

In addition, Kraft Foods is continuing to provide Cadbury ADS holders accepting the Offer with the mix and match facility.

As a holder of Cadbury ADSs, you will automatically receive all the cash consideration to which you are entitled in U.S. dollars, rather than pounds sterling, unless you elect otherwise. Such an election may only be made in respect of all (but not some) the cash consideration.

The procedures for accepting the Offer in respect of your Cadbury ADSs are set forth on pages 51 to 54 of the Final U.S. Offer Document and in the related ADS Letter of Transmittal, a copy of which is enclosed with this letter. For further details of the terms and conditions of the Offer please also refer to the Final U.S. Offer Document and the enclosed duplicate ADS Letter of Transmittal.

•

If you hold your Cadbury ADSs in certificated form (that is, you hold one or more Cadbury American Depositary Receipts (ADRs)). To accept the Offer, you should complete, sign and send the enclosed duplicate ADS Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, together with any certificates representing your Cadbury ADSs and any other documents required by the ADS Letter of Transmittal, to the Computershare Trust Company, N.A., as ADS exchange agent (the “ADS Exchange Agent”) at the address specified in the enclosed duplicate ADS Letter of Transmittal as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010.

•

If you hold your Cadbury ADSs through the direct registration system on the books and records of the ADS Depositary (that is, you hold your Cadbury ADSs in uncertificated form in an account at the ADS Depositary). To accept the Offer, you should convert your direct registration Cadbury ADSs into certificated Cadbury ADSs by calling JPMorgan Chase Bank, N.A. or its successor, as depositary for the Cadbury ADSs (the “ADS Depositary”), at (800) 990-1135, or, from outside the United States, at (651) 453-2128, and request a certificate (option 3). A certificate will be sent to you at your address of record. Once you have received the certificate representing your Cadbury ADSs, you should follow the acceptance procedures for certificated Cadbury ADSs described above as soon as possible and, in any event, so as to be received by the ADS Exchange Agent at the address specified in the enclosed duplicate ADS Letter of Transmittal as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010. Alternatively, you should arrange for your direct registration Cadbury ADSs to be transferred to a brokerage or custodian account and follow the instructions for acceptance provided by your broker or other institution as soon as possible and, in any event, by the deadline set by your broker or other institution. The conversion of direct registration Cadbury ADSs into certificated Cadbury ADSs and the transfer of direct registration Cadbury ADSs to a brokerage or custodian account may be subject to processing delays. Cadbury ADS holders transferring direct registration Cadbury ADSs to a brokerage or custodian account may also incur fees charged by the ADS Depositary or by their broker or custodian. You are encouraged to inquire with the ADS Depositary and your broker or custodian regarding the amount and applicability of any such fees.

•

If you hold your Cadbury ADSs through one or more intermediaries, such as a stockbroker, custodian bank or clearing system. You should accept the Offer by following the instructions that your applicable intermediary has established to accept the Offer on your behalf. The custodian bank or stockbroker may set an earlier deadline for receiving instructions in order to permit the custodian bank or stockbroker to communicate acceptances to the ADS Exchange Agent in a timely manner. In order for your acceptance to be made before the date of compulsory acquisition referred to in this letter (which will be on or shortly after March 30, 2010), you may have to act prior to 12:00 noon, New York City time, on March 29, 2010.

•

If you hold your Cadbury ADSs through the Depository Trust Company (“DTC”). You should accept the Offer by tendering your Cadbury ADSs to the ADS Exchange Agent’s account at DTC and complying with the procedures of DTC’s Automated Tender Offer Program with respect to the Offer, including transmitting an Agent’s Message to the ADS Exchange Agent as soon as possible and not later than 12:00 noon, New York City time, on March 29, 2010.

IF YOU DO NOT ACCEPT THE OFFER

To the extent that the Offer has not been accepted in respect of your Cadbury ADSs by 12:00 noon, New York City time, on March 29, 2010, the Outstanding Shares represented by such Cadbury ADSs will be compulsorily acquired by Kraft Foods. Upon completion of the compulsory acquisition, the Cadbury ADSs representing such Outstanding Shares will be cancelled and, subject to your ability to make a valid election (as further detailed below), you will be entitled to receive from the ADS Depositary the basic consideration of 2,000 pence and 0.7496 shares of Kraft Foods common stock for each of your Cadbury ADSs. Please note that, pursuant to the ADS deposit agreement, the ADS Depositary will assess a withdrawal fee of $0.05 per Cadbury ADS and any other fees (including any currency conversion fees) assessable under the ADS deposit agreement, which will be deducted from the cash consideration payable to you.

Even if you do not accept the Offer, you may still, prior to 12:00 noon, New York City time, on March 29, 2010, instruct the ADS Depositary to make the following choices on your behalf under the compulsory acquisition procedure:

•	to elect to receive a greater proportion of consideration in shares of Kraft Foods common stock (and therefore a lower proportion of cash consideration) under the mix and match facility;

•	to elect to receive a greater proportion of consideration in cash (and therefore a lower proportion of consideration in shares of Kraft Foods common stock) under the mix and match facility; and/or

•	to elect to receive your cash consideration in pounds sterling, rather than U.S. dollars.

To make such an election you must send your choice in writing to the ADS Exchange Agent c/o Computershare Trust Company, N.A., Attn: Corp Actions, P.O. Box 43011, Providence, RI 02940-3011. The ADS Exchange Agent will inform the ADS Depositary of your choice and the ADS Depositary will communicate your choice to Kraft Foods. Such choices must be received Kraft Foods by no later than 12:00 noon, New York City time, on March 29, 2010. You are urged to submit your choices as soon as possible in order to allow sufficient time for your choices to be communicated to Kraft Foods by 12:00 noon, New York City time, on March 29, 2010.

If the Outstanding Shares represented by your Cadbury ADSs are compulsorily acquired, the ADS Depositary, the ADS Exchange Agent or Kraft Foods will notify you of the method by which you will receive your consideration and, if applicable, will provide you with instructions regarding the actions that you must take in order to claim your consideration.

GENERAL

This letter should be read in conjunction with the Final U.S. Offer Document, the related ADS Letter of Transmittal and other Offer-related documents that have been sent to you. You may obtain additional copies of these documents by contacting Georgeson Inc. at the telephone numbers set forth below.

Please contact Georgeson Inc. between 9:00 a.m. and 11:00 p.m. (New York City time) Monday through Friday (except U.S. public holidays) or between 10:00 a.m. and 4:00 p.m. on Saturdays at (800) 868-1391 (from within the U.S.) or (212) 806-6859 (from outside the U.S.) if you have any questions regarding the Offer or the contents of this letter.

Yours faithfully,

for and on behalf of Kraft Foods Inc.

Carol J. Ward

Vice President and Corporate Secretary

Notes:

1	The directors of Kraft Foods Inc. accept responsibility for the information contained in this letter and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

2	Forward-looking statements. This letter contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the combination with Cadbury and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.

3	Additional U.S.-related information. This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the Offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.